April 23, 2010
VIA EDGAR
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation
Registration Statement on Form S-1
Filed March 12, 2010
File No. 333-165452
Dear Mr. Owings:
          On behalf of our client Primo Water Corporation (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated April 9, 2010 addressed to the Company with respect to the above referenced filing. Simultaneously with the filing of this letter, the Company is submitting by EDGAR Amendment No. 1 to the Registration Statement responding to the Staff’s comments. For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.
General
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.
Response: The Company acknowledges the Staff’s comment and respectfully submits that the requested information will be provided in a subsequent amendment to the Registration Statement. The Company intends to file the subsequent amendment with sufficient time to permit the Staff to review the disclosure before the distribution of any preliminary prospectus.

April 23, 2010

2.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.
Response: The Company acknowledges the Staff’s comment and will arrange to have FINRA call the Staff or provide it with a letter prior to the effectiveness of the Registration Statement indicating that FINRA has cleared the filing.
3.	Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.
Response: The Company acknowledges the Staff’s comment and respectfully submits that the requested information will be provided in a subsequent amendment to the Registration Statement as necessary to comply with Rule 3-12 of Regulation S-X at the effective date. In this regard, the Company anticipates including unaudited financial statements and related financial information for the quarter ended March 31, 2010 in a subsequent amendment to the Registration Statement.
Inside Front Cover Page
4.	Please provide a copy of any inside cover graphics.
Response: Copies of all graphics to be contained in the prospectus will be submitted supplementally to the Staff as soon as practicable and before the distribution of any preliminary prospectus. The Company notes that the Staff may have comments that could result in material revisions to the Company’s graphics.
Industry and Market Data
5.	We note your statement that you have not independently verified the accuracy of the industry and market data that you have obtained from third-party sources and that investors should “not place undue reliance on this information.” Please note that you are responsible for the entire content of the registration statement. Accordingly, please remove this disclaimer from your disclosure.
Response: The Company has revised the disclosure in response to the Staff’s comment to remove the above-mentioned disclaimer. See “Industry and Market Data” under the Table of Contents.
Prospectus Summary — Our Business, page 1
6.	Much of your discussion in the summary is identical to your Business discussion beginning on page 42. You should avoid repeating disclosure in different sections of your filing that increases the size of the document, but does not enhance the quality of information. Please revise. Refer to Note 4 to Rule 421(b) of Regulation C under the Securities Act of 1933, Item 503(a) of Regulation S-K, and Instruction to Paragraph 503(a) of Regulation S-K.
Response: The Company has revised the disclosure in response to the Staff’s comment to remove unnecessary or duplicative language where applicable. See pages 1-5.

April 23, 2010

7.	The market opportunity language overwhelms the depiction your business. Please balance the summary discussion with the specific risks that you face.
Response: The Company has substantially revised the Prospectus Summary on pages 1-6 in response to this comment from the Staff and comment no. 6 above. Specifically, the Company has streamlined its description of the Company’s market opportunity and has added descriptions of certain additional risks the Company faces in order to balance the summary discussion.
8.	Please disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. The following are examples only of some of your competitive position assertions:
•	We have created a new nationwide single-vendor water bottle exchange solution for our retail customers, addressing a market demand that was previously unmet (page 1).

•	At the time of the sale, Blue Rhino was the market leader in propane grill cylinder exchange (page 1).

•	There previously was no economical water bottle exchange service with major retailer relationships nationwide to promote dispenser usage beyond the traditional home delivery model (page 2).

•	We are currently the only provider delivering a solution nationally to retailers (page 2).

•	We are the only water bottle exchange provider with a single-vendor solution for retailers nationwide (page 3).

•	We believe we are the leading provider of water dispensers to retailers (page 46).
Response: The Company acknowledges the Staff’s comment and has revised the language in the first, third, fourth and fifth bullet points above to qualify each of those sentences as being based on the beliefs of the Company. See pages 1-3, 47 and 49. Each of these beliefs and the other beliefs of the Company included in the Prospectus Summary and the Business section is based on widely available market data (e.g. Blue Rhino’s SEC filings made before its acquisition by Ferrellgas Partners) or based on Company management’s beliefs garnered from their experience in the industry. With respect to the fourth bullet point above, the Company has revised the disclosure to provide that at the time of its sale in 2004, Blue Rhino was a market leader in propane grill cylinder exchange with respect to the sixth bullet point above, the Company has revised the disclosure to clarify that it is a leading provider of water dispensers to U.S. retailers.
The Company confirms that, with the exception of the third-party taste test, which is described on page 51 and which the Company indicates in the Registration Statement was commissioned by it, the Company has not funded or been affiliated with any of the studies or reports cited in the prospectus. Additionally, the Company confirms that no data or information was prepared by a third party for inclusion in the Registration Statement.

April 23, 2010

9.	Please revise your description of your business in clear, plain English. For example:
•	Explain what “razor-razorblade” products mean.

•	Explain why retailers “benefit from year-round, high-margin, highly-predictable revenue.”

•	Describe your “national network of primarily independent bottlers and distributors” and why they “make a significant portion of the capital investment required to deliver our solution.” If true, clarify throughout the filing that “our national network” refers to independent bottlers and distributors. Otherwise, disclose the number of bottlers and distributors you own, as compared to the third parties you have contracted with to perform services.

•	Explain how you focus your capital expenditures on:
•	developing new store locations and clarify whether you are referring to including your displays at other retailer store locations,

•	new products you are developing, and

•	managing your national network utilizing your management information system tools.
•	Explain why your national network of bottlers and distributors benefits from a year-round product that optimizes utilization of their existing production and distribution assets.

•	Clarify who performs the water purification process, and the chemical and microbiological testing.

•	Clarify that third parties manufacture your bottles and water dispensers, and that you do not have facilities to produce bottled water products.
Response: The Company acknowledges the Staff’s comment and has revised the language in the Prospectus Summary and the Business section, including the language describing the issues in each of the above-listed bullet points, to be in clear, plain English. See 1, 45, 46 and 51.
Summary Historical Consolidated Financial and Other Date, page 9
10.	Within your consolidated statement of operations data table, we note that you did not include amounts for basic and diluted loss per common share for loss from continuing operations attributable to common shareholders, loss from discontinued operations attributable to common stockholders and net loss attributable to common stockholders. We also note you did not include your basic and diluted weighted average common shares outstanding. Please include this information or tell us why it is not applicable. Please also apply this comment to your selected financial data on page F-31.
Response: The Company notes the Staff’s comment and respectfully submits that the requested information will be provided in a subsequent amendment after the Company determines the anticipated ratio of its reverse stock split that will be effected in connection with the offering. The Company intends to file the subsequent amendment with sufficient time to permit the Staff to review the disclosure before the distribution of any preliminary prospectus.

April 23, 2010

Risk Factors, page 10
11.	Please delete the third sentence of this section in which you state that other unknown or immaterial risks may also materially impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.
Response: The Company has revised the disclosure in response to the Staff’s comment to remove the third sentence in the Risk Factors section. See page 11.
We have incurred operating losses . . ., page 10
12.	Please disclose the basis for your statement that you anticipate being profitable in 2011.
Response: The Company has revised the disclosure to delete the phrase “[w]hile we anticipate being profitable in 2011”. See page 11.
Concentration of ownership . . ., page 21
13.	If you will be considered a “controlled” company under Nasdaq’s rules, please disclose what that means with respect to your corporate governance requirements.
Response: The Company will not be considered a “controlled” company under Nasdaq’s rules.
Use of Proceeds, page 26
14.	We note your disclosure on page 66 that affiliates purchased $3.04 million of your 2011 Notes. Please quantify the amount of net proceeds that will be used to repay notes held by your affiliates.
Response: The Company has revised the disclosure in response to the Staff’s comment to quantify the amount of net proceeds that will be used to repay 2011 Notes held by its affiliates. See page 27.
15.	We read that a portion of your proceeds will be used to repay your 14% subordinated convertible notes due March 31, 2011. Please revise your disclosure to clarify, consistent with the disclosures in Note 7 to your financial statements, that the terms of these notes permit the noteholders to put these notes back to you upon occurrence of your initial public offering at an amount equal to the unpaid principal plus all unpaid interest accrued through the date of redemption. Your current disclosures may imply that repayment of these notes prior to their maturity date is wholly within your control.
Response: The Company has revised the disclosure in response to the Staff’s comment to describe the put right held by holders of the 14% subordinated convertible notes due March 31, 2011. See page 27.

April 23, 2010

16.	We read that your Series A convertible preferred stock had 18,780 shares issued and outstanding as of December 31, 2009. Please reconcile this disclosure to the number of shares issued and outstanding as of December 31, 2009 as presented in your audited financial statements.
Response: The Company has revised the disclosure in response to the Staff’s comment to reconcile the number of shares of Series A convertible preferred stock issued and outstanding as of December 31, 2009 with that presented in the audited financial statements. See page 28.
17.	We note that your pro forma numbers give effect to the conversion of your Series A and Series C convertible preferred stock into common stock; however, there is no discussion of changes in your capitalization related to your Series B preferred stock. This appears inconsistent with your disclosures on pages 96 and 97 that state that following the closing of this offering, there will be no shares of preferred stock outstanding. These disclosures imply that there will be no Series B preferred stock outstanding following this offering. Please tell us and revise your disclosures throughout your filings to clarify whether your Series B preferred stock will remain outstanding following this offering, and if not, explain how and when it will be repurchased.
Response: Based on discussions subsequent to the date the Registration Statement was filed, the Company anticipates that in connection with the initial public offering, 50% of the currently outstanding shares of Series B preferred stock will be redeemed and the remaining shares of Series B preferred stock will be converted into common stock at a ratio to be calculated by dividing the liquidation preference of the Series B preferred stock by 90% of the initial public offering price per share of common stock. The Company has correspondingly revised the disclosure on page 28 to reflect this development. The Company has also revised many disclosures throughout the Registration Statement (see pages 27, 30, 97 and 103) to reflect the effect of the conversion and redemption of the Series B preferred stock on such disclosures.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
General
18.	Consider adding disclosure to Management’s Discussion and Analysis related to the valuation of your stock-based compensation as compared to your estimated initial public offering price, as we believe this provides important information to your investors.
Response: The Company acknowledges the Staff’s comment. Since the Company has not yet determined the proposed initial public offering price and has not yet discussed with the underwriters an estimated price range for the common stock to be included in the preliminary prospectuses to be used in connection with the underwriters’ road show, the Company does not currently have adequate information to evaluate or respond to this comment. The Company does nonetheless undertake to review this comment and provide any appropriate disclosure once it determines the estimated price range for the initial public offering.
19.	Consider disclosing the intrinsic value of all vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718 (formerly SFAS 123(R)), disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.
Response: The Company has revised the disclosures in response to the Staff’s comment. See pages 43 and 44.
20.	For any options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing, to the extent that you did

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not obtain a contemporaneous valuation performed by an unrelated valuation specialist, we believe you should provide enhanced disclosures to investors because reliance has been placed on less reliable valuation alternatives. For any such valuations, please disclose the following information for the related issuances of equity instruments:
•	Discuss the significant factors considered, assumptions made and methodologies used in determining the fair value of the equity instruments granted, including the fair value of the options for options granted. In addition, discuss consideration given to alternative factors, methodologies and assumptions.

•	Discuss each significant factor contributing to the difference between the IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain changes in the fair value of your common stock up to the filing of the registration statement.
Response: The Company has revised the disclosures in response to the Staff’s comment. See pages 43 and 44.
Results of Operations, page 33
21.	Please expand your discussion under results of operations for all periods to:
•	Quantify each factor you cite as impacting your operations. For example, you disclose the increase in net sales for your products segment is attributable to (a) the successful launch of new water dispenser models and (b) the increased number of retailers that offered your products in 2009, without quantifying the impact attributed to each component.

•	Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the increase in net sales for your exchange segment from December 31, 2008 to December 31, 2009 does not explain why (a) same store sales increased; (b) selling locations increased; (c) there was a shift in mix of transactions; and (d) you recognize twice as much revenue on initial purchase transactions as you do on exchange transactions.

•	Discuss the extent to which material increases in net sales are attributable to increases in prices, volume or amount of goods being sold or introduction of new products. For example, in your discussion for the increase in net sales from your exchange segment you state that the average price per unit decreased as a result of a shift in mix of transactions, without further analysis as to whether this was a one-time event or may continue in the future and the impact on future sales. In addition, in your discussion for the increase in net sales from your product segment you discuss new water dispenser models; however, you do not include an analysis of how new products impacted your net sales and costs.
Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. Refer to Item 303(a)(3) of Regulation S-K.

April 23, 2010

Response: The Company has revised the disclosure in response to the Staff’s comments. See pages 35-38.
22.	We note your presentation of segment income (loss) from operations and your disclosure on page 32 that you evaluate your financial segment results based on segment net sales and segment income (loss) from operations before depreciation and amortization since you believe it provides useful information for effectively allocating your resources between business segments, evaluating the health of your business segments based on metrics that you can actively influence and gauge your investments and your ability to services, incur or pay down debt. Given the importance of this measure to management, please discuss the changes in segment income (loss) from operations or each of the components within this subtotal in your analysis of results of operations. In this regard, we note that your Exchange and Products segments are exhibiting differing trends in their selling, general and administrative expenses but your current analysis of these expenses is solely at the consolidated level. Refer to our Release No. 33-8350.
Response: The Company has revised the disclosure, based upon the Staff’s comments, to include the components within each segment that make up segment income (loss) from operations. See pages 36-38.
Liquidity and Capital Resources, page 36
23.	Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment and credit markets, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources. In addition, we note your statement that your “future capital requirements may vary materially from those now anticipated.” Please describe your current anticipated capital requirements. Finally, we note that your credit facility with Wachovia Bank National Association expires on June 30, 2010. Please revise your disclosure to state what plans, if any, you have to renew this credit facility or seek an alternative credit facility upon the expiration of this credit facility.
Response: The Company has revised the disclosure in response to the Staff’s comments. See page 40.
24.	Please disclose any material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2) of Regulation S-K.
Response: The Company has revised the disclosure in response to the Staff’s comment to explain that it had no material commitments for capital expenditures as of the end of the latest fiscal period. See page 40.
25.	We note your discussion on page 38 of the 14% subordinated convertible notes due March 31, 2011. Please revise your disclosure to clarify, consistent with the disclosures in Note 7 to your financial statements, that the terms of these notes permit the noteholders to put these

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notes back to you upon occurrence of your initial public offering at an amount equal to the unpaid principal plus all unpaid interest accrued through the date of redemption. Your current disclosures may imply that repayment of these notes prior to their maturity date is wholly within your control.
Response: The Company has revised the disclosure in response to the Staff’s comment to describe the put right held by holders of the 14% subordinated convertible notes due March 31, 2011. See page 40.
Adequacy of Capital Resources, page 38
26.	We note you have a zero cash balance and a working capital deficit at year end. We also note that you accrued 15% for dividends for your series B preferred stockholders rather than pay a 10% dividend. Given your current liquidity position, your historical results of operations, and the variability of your future capital requirements, please consider expanding your discussion to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action you have taken or proposes to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K.
Response: The Company has revised the disclosure to note that its Series B preferred stock dividends will terminate upon the redemption and conversion of such stock in connection with the offering. The Company further notes that it anticipates amending and extending its revolving credit facility prior to its June 30, 2010 expiration. Finally, the Company notes that it anticipates having a positive cash balance following the completion of the offering and the application of the proceeds therefrom as described in “Use of Proceeds”. See page 40. As a result of these factors, the Company has noted that it believes that its cash, the proceeds from the offering, funds available under its revolving credit facility and future cash flows from operations will be sufficient to meet its currently anticipated working capital and capital expenditure requirements for at least the next 12 months. The Company confirms that it is not aware of any other trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in its liquidity increasing or decreasing in any material way.
Contractual and Commercial Commitment Summary, page 38
27.	Please consider revising this disclosure to include the dividends on your Series B preferred stock either within your contractual obligations table or in a footnote or narrative below the table. If you wish to include this information in a footnote or narrative, please quantify the contractual dividends using the same time periods presented within the table.
Response: The Company respectfully advises the Staff that it believes the inclusion of the dividend obligations with respect to the Series B preferred stock in this summary table is not material to an investor’s understanding of the contractual and commercial commitments of the Company because it anticipates all of the Series B preferred stock will be either redeemed or converted into common stock in connection with the offering. See the discussion of the treatment of the Series B preferred stock on pages 27, 28, 30, 97 and 103. The Company has added a note to the table to the effect that no amounts are included with respect to the Series B preferred stock since it anticipates all outstanding shares will be converted or redeemed in connection with the offering. See page 41.
Critical Accounting Policies and Estimates, page 39
28.	Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially

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different results. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact on your financial statements of any significant changes between periods to the assumptions that underlie your critical accounting estimates. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonable assumptions were applied. Refer to SEC Release No. 33-8350.
Response: The Company acknowledges the Staff’s comment and has reviewed the “Critical Accounting Policies and Estimates” section of the Registration Statement and expanded its discussion regarding “Revenue Recognition”, “Stock-Based Compensation” and “Significant Factors Used in Determining Fair Value of our Common Stock”. See pages 42-44. The Company has also reviewed the assumptions and judgments that underlie its critical accounting estimates (including with respect to the sensitivity of its reported results to changes in its assumptions, judgments and estimates) and does not believe that additional disclosure of the type referred to by the Staff in its comment is necessary or appropriate for investors. In particular, it does not believe the assumptions underlying its accounting policies have for prior periods been or in future periods will be subject to significant variance such that a sensitivity analysis of its reported results to changes in the assumptions is necessary disclosure in its particular circumstances.
Business, page 42
The Primo Water Bottle Exchange Supply Chain, page 50
29.	Please indicate on the map on page 52 which bottlers and distributors are independent versus company owned.
Response: The Company has revised the above-mentioned map in response to the Staff’s comment to indicate which bottling and distribution sites are independently owned versus those which are operated by the Company. See page 55.
Intellectual Property and Trademarks, page 59
30.	Please disclose the duration and effect of all patents, trademarks and licenses held. Refer to Item 101(c)(l)(iv) of Regulation S-K.
Response: The Company has revised the disclosure in response to the Staff’s comment to address the duration and effect of all patents, trademarks and licenses held. See page 62.
Management, page 61
31.	Please revise the management and director biographies to include a complete description of the business experience and directorships of each officer and director during the past five years. Refer to Item 401(e)(1) and (2) of Regulation S-K. For example, we note that the following disclosure is not included in the biographies:
•	Mr. Prim is the sole manager of BD Prim, LLC (page 91);

•	Mr. Prim owns Primier, LLC and PWC Leasing, LLC (page 95);

•	Mr. Prim was affiliated with Sports Menagerie Stadium LLC and Brookstown Development Partners, LLC (Forms D filed in October 2009);

•	Mr. Dupree is the managing member of GenPar Primo, L.L.C., the general partner of Primo Investors, L.P. (page 91); and

•	Mr. Warnock is the managing member of the general partner of both Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. (page 91).

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Response: The Company acknowledges the Staff’s comment but does not believe inclusion of the additional affiliations for Mr. Prim is appropriate in his biography. While Mr. Prim is affiliated with each of the listed entities, they all relate to Mr. Prim’s personal investments and he does not devote a significant portion of his time to their respective businesses. Mr. Prim devotes substantially all of his business time and efforts to serving as Chairman, Chief Executive Officer, President and Director of the Company. The Company believes that inclusion of these additional affiliations in Mr. Prim’s biography could potentially confuse or mislead investors insofar as he does not devote significant time to their businesses. To the extent that any of these entities affiliated with Mr. Prim has engaged in transactions with the Company required to be disclosed by Item 404 of Regulation S-K, the Company has appropriately disclosed such transactions (and Mr. Prim’s relationship with the relevant entity) in the “Compensation Committee Interlocks and Insider Participation” and “Related Party Transactions” sections of the Registration Statement.
The Company has revised the disclosure in response to the Staff’s comment to include the above-listed positions in the biographies for Messrs. Dupree and Warnock. See page 65.
Compensation Committee Interlocks and Insider Participation, page 65
32.	Please revise your disclosure so that it addresses Item 407(e)(4)(i)(B) of Regulation S-K, which requires disclosure of any member of the compensation committee that has ever served as an officer of the registrant (as opposed to disclosure of any member of the compensation committee that has served as an officer of the registrant in the past year). In addition, please revise your disclosure so that it also addresses Item 407(e)(4)(i)(C) of Regulation S-K; in this regard, please consider whether a cross-reference to your discussion of related party transactions might be useful.
Response: The Company has revised the disclosure in response to the Staff’s comment to indicate that no member of the compensation (other than former member Billy D. Prim) has ever served as an officer or employee of the Company. See page 68. The Company respectfully advises the Staff that it believes it has appropriately responded to Item 407(e)(4)(i)(C) with the descriptions of the (a) Sale of Subordinated Convertible Notes and Warrants, (b) Sale of Series C Convertible Preferred Stock and Warrants and (c) Sale of Series B Preferred Stock included at the end of the “Compensation Committee Interlocks and Insider Participation” section of the Registration Statement. The Company has also included a cross-reference to the “Related Party Transactions” section of the Registration Statement. See pages 97-102.
Executive Compensation, page 67
33.	We note your disclosure regarding the establishment of an annual incentive plan for 2010 that bases the cash and equity awards on “target EBITDA” and “target amounts...based on Company...performance,” respectively. Please quantify these target amounts.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe disclosing the quantified target EBITDA amount and target amounts based on Company and employee-specific performance for the current year are material or necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers. While the Company believes that it is appropriate to disclose the fact that it has established an annual incentive plan for 2010 when no such plan was in place for 2009, it nonetheless does not believe that the disclosure of the quantified target EBITDA or other targeted amounts for 2010 are material or necessary to an understanding of the named executive officers’ compensation for the year ended December 31, 2009.
In addition, the Company believes disclosure of these target amounts before the performance period is complete could easily be misunderstood or unduly relied upon by the public. In future filings, to the extent material or necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers and to the extent such disclosure would not cause competitive harm, the Company will disclose the quantified target amounts that were set at the beginning of a performance period once such performance period is over. In this regard, the Company anticipates disclosing the quantified target EBITDA amounts and target amounts based on Company performance described above in its Compensation Discussion and Analysis for 2010 to be included in its proxy statement to be filed with the Commission prior to April 30, 2011.

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Related Party Transactions, page 93
34.	We note your disclosure on page 7 relating to preferred stock and warrants that will be converted into common stock in connection with the offering. Please disclose the number of shares, of common stock issuable to each of your executive officers and directors in connection with these conversions. Also disclose the conversion ratio for each such convertible security.
Response: The Company has revised the disclosure in response to the Staff’s comment to include a table showing the amount of common stock of the Company to be received by each of the Company’s executive officers, directors and five percent or greater shareholders in connection with the conversion of all shares of Series A and Series C convertible preferred stock and the conversion of 50% of the shares of Series B preferred stock to be effected in connection with this offering. This table also provides the dollar amount to be received by each of the Company’s executive officers, directors and five percent or greater shareholders in connection with the redemption of the remaining 50% of the shares of Series B preferred stock in connection with this offering. Finally, the Company has also disclosed the conversion ratio for each such security. See pages 97-98.
Spin-Off of Prima Bottled Water, Inc. and Related Transactions, page 95
35.	Please describe the transaction in greater detail and disclose the business purpose for the spinoff. Please also tell us the section of the Securities Act or the rule of the Commission under which the Prima spinoff was exempt from registration and tell us the facts relied upon to make the exemption available.
Response: In response to this comment, the Company has revised and supplemented the disclosure under the section entitled “Spin-Off of Prima Bottled Water, Inc. and Related Transactions” to describe the transaction in greater detail and disclose the business purpose of the transaction.
With regard to the exemption from registration the Company relied upon in connection with the spin-off, Staff Legal Bulletin No. 4 (September 16, 1997) (the “Bulletin”) provides that registration of shares distributed in a spin-off is not required under the Securities Act where:
•	the parent shareholders do not provide consideration for the spun-off shares;

•	the spin-off is pro-rata to the parent shareholders;

•	the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

•	the parent has a valid business purpose for the spin-off; and

•	if the parent spins-off “restricted securities,” it has held those securities for at least two years.
In light of the guidance provided by the Bulletin, the Staff’s guidance in the Axion, Inc no-action letter (September 17, 1996) and the fact that holders of the Company’s Series A and Series C preferred stock and common stock (i.e., the shareholders of the Company who received shares of Prima Bottled Water in the spin-off) did not provide any consideration or otherwise vote on or make an investment decision in connection with the spin-off, the Company does not believe that the distribution of shares of common stock of Prima Bottled Water in the spin-off constituted a “sale” within the meaning of Section 2(3) of the Securities Act. The spin-off was instead a gratis, pro rata distribution in kind to all stockholders of the Company entitled to receive such a distribution.
Our analysis of each of the five conditions contained in the Bulletin follows:

April 23, 2010

First, the shareholders of the Company did not and will not provide any consideration for the spun-off shares of common stock of Prima Bottled Water. Further, the holders of the Company’s Series A and Series C preferred stock and common stock did not have the right to vote on or consent to the spin-off. Thus, there was no investment decision and no “sale” of the spun-off shares of common stock of Prima Bottled Water within the meaning of the Securities Act.
Second, the spin-off was made to the holders of the Company’s Series A and Series C preferred stock and common stock on a pro rata basis (assuming the conversion of all Series A and Series C preferred stock into common stock) in accordance with the provisions of the Company’s Fourth Amended and Restated Certificate of Incorporation as in effect on the date of the spin-off. Pursuant to such Fourth Amended and Restated Certificate of Incorporation, the holders of the Company’s Series B preferred stock were not entitled to any dividends or distributions from the Company other than a cash dividend of $.10 per share per annum paid on a current basis or a cash dividend accrual in certain circumstances of $.15 per share per annum. As a result, the holders of the Company’s Series B preferred stock were not entitled to and did not receive any shares of Prima Bottled Water common stock in the spin-off. Instead, as described above, the shares of Prima Bottled Water common stock were distributed to the holders of the Company’s Series A and Series C preferred stock and common stock exactly as contemplated by Company’s Fourth Amended and Restated Certificate of Incorporation. Further, we note that Prima Bottled Water was wholly-owned by the Company prior to the spin-off and no parties other than the holders of Series A and Series C preferred stock of the Company received shares of common stock of Prima Bottled Water in the spin-off.
Third, as the Staff indicated in the Bulletin, whether the parent provides adequate information about the spin-off and the subsidiary to its security holders and the trading markets depends on whether the subsidiary is a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or a non-reporting company before and after the spin-off. Prior to and after the spin-off both Prima Bottled Water and the Company were non-reporting companies under the Exchange Act. All of the Company’s stockholders have represented that they were “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. The Company provided its stockholders with notices providing limited information regarding the spin-off before and after it was effected. We note that all of the Company’s stockholders who received shares in the spin-off have represented to the Company that they were accredited investors and that all had the opportunity to ask questions and seek information regarding the spin-off.
Fourth, the Company had a valid business purpose for the spin-off. The business purpose of the spin-off was to divest the Company of certain of its non-core assets and operations related to the sale of bottled water in single-serve containers. The Company’s strategic focus had shifted since it originally determined to pursue this line of business and management of the Company did not believe that it was appropriate for the Company to divert further time, energy or resources to the sale of bottled water in single-serve containers. The Company believed the spin-off would allow the management of each of its businesses to focus solely on its particular business and would permit Prima Bottled Water to pursue certain strategic relationships that it could not otherwise pursue as a subsidiary of the Company. Finally, the spin-off was not effected in order to create a market in the spun-off securities.
Fifth, the shares of common stock of Prima Bottled Water are being treated as restricted securities and certificates relating to such shares bear the following legend:
THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OR HYPOTHECATED UNLESS THERE IS AN

April 23, 2010

EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE CORPORATION THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.
In addition, the bylaws of Prima Bottled Water subject proposed transfers of Prima Bottled Water common stock to a right of first refusal in favor of Prima Bottled Water. There is no public market for Prima Bottled Water common stock, and no shares of Prima Bottled Water common stock have been transferred since the spin-off was effected December 31, 2009 other than one transfer by a stockholder between trusts and another transfer by one stockholder to family members. Prima Bottled Water was initially organized by the Company in January 2008 in connection with the Company’s entry into the single-serve bottled water market in 2008 and was not acquired from a third party.
36.	Please disclose the amount of shares distributed to each of your executive officers, directors and five percent or greater shareholders.
Response: The Company has revised the disclosure in response to the Staff’s comment to include a table showing the number of shares of Prima common stock received by each of the Company’s executive officers, directors and five percent or greater shareholders. See pages 101-102.
Where You Can Find More Information, page 111
37.	Please remove the sentence in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.
Response: The Company has revised the disclosure in response to the Staff’s comment to remove the sentence in the middle of the first paragraph that qualifies statements the Company makes in the prospectus by reference to information outside of the prospectus. See page 119.
Consolidated Financial Statements, page F-1
Consolidated Statements of Operations, page F-4
38.	Disclosures in the footnotes to your financial statements appear to indicate that depreciation and amortization expense is excluded from cost of sales. If this is the case, please update your cost of sales line item on the face of your consolidated statements of operations to indicate that cost of sales excludes depreciation and amortization. Also tell us how you considered presenting depreciation and amortization as a separate line item on the face of your statements of operations. Refer to SAB Topic 11:B.
Response: The Company has revised the disclosure in response to the Staff’s comments. Specifically, the Company now presents depreciation and amortization as a separate line item and has removed the line item caption “gross profit” in the consolidated statements of operations and related schedules throughout the Registration Statement.
39.	We note that your Series C Preferred Stock is convertible into common stock and was issued with an adjustable conversion feature, which was based upon consolidated sales for

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the year ending December 31, 2008. We also note that you recorded a beneficial conversion charge of approximately $17.5 million on December 31, 2008 as a deemed dividend. Please tell us why this deemed dividend is not presented as a reconciling item in your calculation of net loss attributable to common shareholders. Also, please provide us with your calculation of the beneficial conversion feature, and tell us whether there are any other significant terms of the conversion feature, including whether the conversion feature will adjust in the future. Refer to FASB ASC 470-20-35.
Response: The Company has revised the calculation of net loss attributable to common shareholders for the year ending December 31, 2008 to include the Series C Preferred Stock beneficial conversion amount of $17.5 million where appropriate. In addition, the Series C Preferred Stock conversion amount was fixed at December 31, 2008 and does not contain any provisions that would allow for adjustments in the future. The following table provides the calculation of the beneficial conversion amount at December 31, 2008:
Series C Preferred Stock
Beneficial Conversion Calculation

Issue Price for Series C Preferred Stock	A	$2.40
Fair Value of the Series C Warrants	B	$0.04
Fair Value of Common Stock	C	$1.98
Conversion Price @ commitment date	D	$2.40

Series C shares issued	E	12,519,971

Total Issuance Proceeds	A x E = F	$30,047,930

Common Stock issuable upon conversion @ commitment date	G	12,519,971

Total proceeds allocated to the detachable Warrants	B x E = H	$500,799

Value of Preferred stock b/f beneficial conversion	F - H = I	$29,547,132

Effective conversion price @ commitment date	I / E = J	$2.36

Intrinsic value of beneficial conversion on commitment date	G x (C-J)=K	$—

12/31/08 Conversion Price reset if Revenues < $55 million
Conversion Price	L	$1.25

Shares issuable upon conversion	F / L = M	24,038,344

Incremental increase or beneficial shares	M - G = N	11,518,373

Calculated intrinsic value of the beneficial conversion	M x (C - L)	$17,547,991

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Notes to Consolidated Financial Statements, page F-7
Note 1. Description of Business and Significant Accounting Policies, page F-7
Revenue Recognition, page F-7
40.	We note the reference to your provision for returns. Please explain to us in reasonable detail and expand your accounting policy to briefly address the circumstances under which you permit returns. Also tell us whether the amount of your provision for returns has varied significantly during the periods covered by your financial statements, and if so, how you considered quantifying your provision and discussing these fluctuations somewhere appropriate in your filing.
Response: The Company has revised its disclosure in response to the Staff’s comments. See pages F-7 and F-8. The reference to returns relates to the Products operating segment and the sale of water dispensers. Generally, returns are not accepted unless a water dispenser has a manufacturer defect or is damaged in transit.
41.	We note your reference to cash consideration provided for discounts and sales incentives. Please explain to us in more detail the types of discounts and sales incentives that you offer, how you account for those discounts and sales incentives, and the accounting guidance upon which you are relying. Your response should include a discussion of your accounting for the discount offered toward the purchase of a full bottle of water upon the exchange of an empty bottle.
Response: The Company has revised its disclosures in response to the Staff’s comments to describe the incentives that it offers. The Company accounts for the above referenced items in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 605, Revenue Recognition. See page F-8.
Accounts Receivable, page F-8
42.	The heading for your footnotes indicates that amounts are presented in thousands, except per share amounts. However, the table showing changes in your allowance for doubtful accounts appears to be in dollars. Please revise.
Response: The Company has revised the disclosure in response to the Staff’s comment to present the figures in the table showing the changes in the allowance for doubtful accounts in thousands rather than in dollars. See page F-8.
Internal-Use Software
43.	We note the discussion of your management information systems and proprietary Routeview software elsewhere in the filing. Please disclose the accounting policy for these costs.
Response: The Company has revised its disclosures in response to the Staff’s comments. See pages F-8 and F-9.

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Note 9. Stock Based Compensation, page F-18
44.	Please consider disclosing in your financial statements the following information for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the underlying common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•	If the valuation specialist was a related party, a statement indicating that fact.
Response: The Company has revised the disclosures in response to the Staff’s comment. See page F-20.
45.	Please describe to us the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issuance date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.
Response: In response to the Staff’s comment and as noted in the revised disclosures on pages 43, 44 and F-20, the Company granted stock options one time in 2009 on January 29, 2009. The estimated fair value of the Company’s stock as determined by the board of directors was $1.25 per share at the grant date. The Series C Preferred Stock issued in 2008 in an arms-length transaction to third parties contained a beneficial conversion feature that adjusted based upon the Company’s consolidated net sales for the year ending December 31, 2008. The Series C Preferred Stock’s final conversion ratio that had been negotiated with the third parties was based upon 2008 consolidated net sales and was 1:1.92 or $1.25 per share. The board of directors determined that the Series C Preferred Stock provided the best estimation of the fair value of the common stock and that there had not been any significant changes between December 31, 2008 and the grant date. The board of directors also considered the Company’s most recent independent valuation and the then current expectations of the Company’s future performance in making its determination that $1.25 was the estimated fair value of the common stock as of such grant date.
Further, while subsequent to the date the stock options were granted in the first quarter of 2009, the Company obtained a valuation from an unrelated party in 2009 that determined the fair value of the Company’s common stock to be $1.23 per share on December 1, 2009.
46.	Please tell us your proposed initial public offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.
Response: The Company has not yet determined the proposed initial public offering price and has not yet discussed with the underwriters an estimated price range for the common stock to be included in the preliminary prospectuses to be used in connection with underwriters’ road show. The Company will inform the Staff when it has made that determination in consultation with the underwriters.

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Item 17. Undertakings, page II-5
47.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 5l2(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.
Response: The Company has revised the disclosure in response to the Staff’s comment to include the undertakings included in Items 512(a)(5)(ii) and 5l2(a)(6) of Regulation S-K. See page II-6.
Exhibit Index, page II-7
48.	We note that you have not filed most of your exhibits in connection with the Form S-l. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective.
Response: The Company has filed a substantial portion of exhibits required under Item 601 of Regulation S-K. The Company will file the remaining exhibits in a subsequent amendment to the Registration Statement. See the Exhibit Index.
49.	Please file the following agreements as exhibits to your registration statement, or tell us why you do not think you are required to do so:
•	Any agreements relating to the sale of subordinated convertible notes and warrants to Messrs. Prim, Castaneda, Belmont, Brenner, Dupree, McQuilkin and Warnock;

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•	Any agreements relating to the sale of Series C Convertible Preferred Stock and Warrants to Messrs. Prim, Castaneda, Belmont, Boydston, Dupree, McQuilkin, Warnock, Ergen and Duchossois;

•	Any agreements relating to the sale of Series B Preferred Stock and Warrants to Messrs. Prim, Brenner, McQuilkin, Warnock, Castaneda, Gunter, Filipowski, Duchossois and Fortino;

•	The Master Equipment Lease Agreement with PWC Leasing, LLC; and

•	Any agreements relating to the spin-off of Prima Bottled Water, Inc. and related transactions.
Response: The Company has added the above-mentioned agreements or, where applicable, forms of such above-mentioned agreements to the Exhibit Index and has filed such agreements or forms of agreements as exhibits to the Registration Statement. See the Exhibit Index.
* * *

April 23, 2010

          We would very much appreciate receiving the Staff’s comments, if any, with respect to Amendment No. 1 to the Registration Statement as promptly as practicable. If it would expedite the review of the information provided herein, please do not hesitate to call me at (704) 331-7406 or Patrick Rogers at (704) 331-7502 with any questions you may have regarding this letter.

Very truly yours,
/s/ Sean M. Jones

Sean M. Jones

cc:	Lilyanna L. Peyser, Attorney Advisor (Securities and Exchange Commission)
Brigitte Lippmann, Special Counsel (Securities and Exchange Commission)
Yong Kim, Staff Accountant (Securities and Exchange Commission)
Jennifer Thompson, Accounting Branch Chief (Securities and Exchange Commission)
Marc Castaneda (Primo Water Corporation)
D. Scott Coward, Esq. (K&L Gates LLP)